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                                                                    EXHIBIT 18.1



February 10, 1997



Airways Corporation
6280 Hazeltine National Drive
Orlando, Florida 32822

Ladies and Gentlemen:

We have been furnished with a copy of Form 10-Q of Airways Corporation for the three months ended December 31, 1996, and have read the Company's statements contained in Note 7 to the condensed financial statements included therein. As stated in Note 7, the Company changed its method of accounting for CRS (Computer Reservation Service) fees related to passenger travel and states that the newly adopted accounting principle is preferable in the circumstances because it is consistent with the Company's policy on similar expenses and more appropriately matches expenses to the revenues. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

We have not audited any financial statements of Airways Corporation as of any date or for any period subsequent to March 31, 1996, nor have we audited the information set for the aforementioned Note 7 to the condensed financial statements; accordingly, we do not express an opinion concerning the factual information contained therein.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of Airways Corporation's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management's business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company's circumstances.

Very truly yours,




KPMG Peat Marwick LLP